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                                                                   EXHIBIT 99.01


              CAUTIONARY STATEMENTS FOR PURPOSES OF THE SAFE HARBOR
               PROVISIONS OF THE SECURITIES LITIGATION REFORM ACT


In connection with the "safe harbor" provisions of the Private Securities Reform Act of 1995, Ceridian Corporation is filing the cautionary statements set forth below, identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements made by us. You should carefully consider each of the following risks and all of the other information in our Quarterly Report on Form 10-Q, for the period ended September 30, 2002. The risks and uncertainties described below and in the report are not the only ones we will face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our businesses. If any of the risks and uncertainties develops into actual events, our business, financial condition or results of operations could be materially affected. If that happens, the trading price of our common stock could decline significantly.

OUR REVENUE DEPENDS IN LARGE PART ON OUR ABILITY TO RETAIN CUSTOMERS.

Customer retention is an important factor in the amount and predictability of revenue and profits in each of our businesses. Our ability to retain our customers depends on a number of factors, including:

         o        customer satisfaction

         o        product and service offerings by competitors

         o        customer service levels

         o        price

         o        customer viability

In providing some of our services, particularly payroll processing and tax filing services, we incur installation and conversion costs in connection with new customers that will need to be recovered before the contractual relationship will provide incremental profit. Longer customer relationships are likely to be more profitable.

CHANGES IN GOVERNMENTAL REGULATIONS RELATING TO EMPLOYEE BENEFITS, FUNDS TRANSFER AND OTHER MATTERS MAY NEGATIVELY IMPACT OUR REVENUE AND EARNINGS.

Changes in or the elimination of governmental regulations may adversely affect our revenue and earnings. Changes in governmental regulations are difficult to predict and could be significant. For example, the extent and type of benefits that employers are required to or may choose to provide employees and the amount and type of federal or state taxes employers and employees are required to pay will affect the associated new products or services that we may sell. As another example, Comdata is currently licensed on the state level by the banking or financial institutions departments of numerous states. Continued licensing by these states is subject to ongoing satisfaction of compliance


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requirements regarding safety and soundness, including, for example, posting of surety bonds to guarantee payment of funds in transit. Changes in this regulatory environment, including the implementation of new or varying measures by the U.S. federal government, may significantly affect or change the manner in which Comdata currently conducts some of the aspects of its business.

OUR FUTURE REVENUE GROWTH WILL DEPEND ON OUR ABILITY TO CONTINUE SELLING OUR PRODUCTS AND SERVICES TO OUR EXISTING CUSTOMERS, INTRODUCING NEW OR ENHANCED PRODUCTS AND SERVICES, ATTRACTING AND RETAINING NEW CUSTOMERS AND SELLING ADDITIONAL PRODUCTS AND SERVICES TO EXISTING CUSTOMERS.

We expect that a portion of our anticipated future revenue growth in each of our business segments will be derived from:

         o the continued selling of products and services to our existing customers

         o the planned introduction of new or enhanced products and services in our businesses

         o        the selling of products and services to new customers

         o the selling of additional products and services to our existing customers

How successful we will be in these efforts will depend on a variety of factors, including:

         o        our product and service offerings

         o        effective sales and marketing efforts

         o our ability to attract new and retain new and existing customers

         o the level of market acceptance and the avoidance of difficulties or delays in development or introduction of new products and services

         o our ability to integrate technology and information systems into our HRS products and services

         o our successful implementation of products and services for new and existing customers

There can be no assurance that we will achieve our revenue growth objectives from our cross-selling efforts and selling of new products and services. The inability to cross-sell our products and services, attract and retain new customers or successfully develop and implement new and enhanced products and services could harm our business.

ECONOMIC FACTORS AND LITIGATION MAY HARM OUR BUSINESS AND OPERATING RESULTS.

Trade, monetary and fiscal policies, and political and economic conditions may substantially change, with corresponding impacts on the industries that we serve, particularly those more economically sensitive industries such as trucking and retail. Approximately 81 percent of Comdata's revenue for 2001 was attributable to its transportation business. Comdata's results of operations are, therefore, dependent on the level of activity in the transportation industry, which, in turn, is affected by general economic conditions. For example, a decrease in the number of truck drivers would


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decrease the number of Comchek transactions and could adversely affect Comdata's revenues. Similarly, since a significant portion of our fueling transactions are priced by reference to the amount spent on the transaction, our revenue can be significantly affected by changes in diesel fuel prices. Falling diesel fuel prices directly reduce the amounts of revenue and earnings related to these transactions. Rising diesel fuel prices increase our revenue and earnings but also increase the working capital requirements of Comdata and subject Comdata to greater credit or bad debt risks with respect to its customers that purchase diesel fuel using a Comdata payment method.

Changes in trade, monetary and fiscal policies, and political and economic conditions could also affect employment levels, with a corresponding impact on our payroll processing and tax filing businesses. Decreased employment levels, as well as slowed economic conditions could negatively effect wage and bonus payments, orders and the timing of product installations, and negatively impact the operating results of our HRS business.

Our future operating results may also be harmed by adverse judgments, settlements, unanticipated costs or other effects of legal and administrative proceedings now pending or that may be instituted in the future.

ANY PROBLEMS OR DELAYS WE MAY EXPERIENCE IN EFFECTING SYSTEM UPGRADES AND CONVERSIONS COULD HARM OUR BUSINESS.

We expect to continue our efforts to transition to new or enhanced data processing systems and/or software in several of our business units, including systems that process customer data and internal management information systems which provide enhanced data and information services. The successful implementation of these new or enhanced systems will be critical to the effective delivery of products and services and the efficient operation of our businesses. Problems or delays with the installation or initial operation of the new or enhanced systems could disrupt or increase costs in connection with our delivery of services and with our operations planning, financial reporting and management. From time to time, we have experienced these types of problems or delays. For example, in 1997, we terminated a payroll processing development project and incurred an unusual loss of $150.0 million.

OUR ABILITY TO REMAIN COMPETITIVE DEPENDS ON OUR ABILITY TO ADAPT TO CHANGING TECHNOLOGY.

As a provider of information management and data processing services, we will need to adapt and respond to the technological advances offered by our competitors and the technological requirements of our customers, including those related to the Internet, in order to maintain and improve upon our competitive position. For example, management intends to focus on developing and fully implementing a strategy for our HRS business to provide services over the Internet. As another example, Comdata's credit, debit and cash cards could be replaced by a next-generation payment method. There can be no assurance that we will develop and release new products and services or product and


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service enhancements within the projected time frames and within targeted costs.
Significant delays, difficulties or added costs in introducing new products and services or enhancements, either through internal development, acquisitions or cooperative relationships with other companies, could adversely affect the market acceptance of our products and services and our operating results.

OUR STRATEGY TO MAKE ACQUISITIONS OF AND INVESTMENTS IN COMPLEMENTARY BUSINESSES, PRODUCTS AND TECHNOLOGIES INVOLVES RISKS THAT COULD HARM OUR BUSINESS AND OPERATING RESULTS.

One of our growth strategies is to make acquisitions of and investments in complementary businesses, products and technologies that will enable us to add products and services for our core customer base and for adjacent markets, and to expand each of our businesses geographically. Our ability to make these acquisitions and investments will depend on:

         o the availability of suitable acquisition candidates and investments at acceptable costs

         o our ability to compete effectively for these acquisition candidates and investments

         o the availability of capital to complete these acquisitions and investments

These risks could be heightened if we complete several acquisitions or investments within a relatively short period of time. The benefits of an acquisition or investment may often take considerable time to develop, and we cannot guarantee that any acquisition or investment will in fact produce the revenue, earnings or business synergies that we anticipated.

In addition, implementation of this strategy entails a number of risks, including:

         o        inaccurate assessment of undisclosed liabilities

         o entry into markets in which we may have limited or no experience

         o potential loss of key employees or customers of the acquired businesses

         o difficulties in assimilating the operations and products of an acquired business or in realizing projected efficiencies and cost savings

         o reallocation of significant amounts of capital from operating initiatives to acquisitions

         o increase in our indebtedness and a limitation in our ability to access additional capital when needed

In addition, some acquisitions and investments may require the consent of the lenders under our $350 million revolving credit facility, and we cannot predict whether approvals would be forthcoming or the terms on which the lenders would approve these transactions. Also, from an accounting perspective, acquisitions and investments may involve non-recurring charges and significant charges from periodic reassessments of the recoverable value of goodwill that could harm our operating results.


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OUR $350 MILLION REVOLVING CREDIT FACILITY MAY RESTRICT OUR OPERATING
FLEXIBILITY.

The governing documents for our $350 million revolving credit facility contain a number of significant provisions that, among other things, restrict our ability to:

         o        sell assets

         o        incur more indebtedness

         o        grant or incur liens on our assets

         o        make investments or acquisitions

         o        repurchase or redeem capital stock

         o        engage in mergers or consolidations

         o        engage in transactions with our affiliates

These restrictions could hurt our ability to finance our future operations or capital needs or make acquisitions that may be in our best interest. In addition, our credit facility requires that we satisfy several financial covenants. Our ability to comply with these financial requirements and other restrictions may be affected by events beyond our control, and our inability to comply with them could result in a default under the credit facility. If a default occurs under our credit facility, the lenders under this facility could elect to declare all of the outstanding borrowings, as well as accrued interest and fees, to be due and payable and require us to apply all of our available cash to repay those borrowings. In addition, a default may result in higher rates of interest and the inability to obtain additional capital.

THE MARKETS WE SERVE MAY ATTRACT NEW COMPETITORS OR CAUSE CURRENT COMPETITORS TO FOCUS MORE ON THESE MARKETS, WHICH COULD HARM OUR BUSINESS.

New competitors could decide to enter the markets we serve or current competitors could decide to focus more on these markets, and thereby intensify the highly competitive conditions that already exist. These new entrants and existing competitors could offer or introduce new technologies or a different service model, or could treat the services to be provided by one of our businesses as one component of a larger product or service offering. These developments could enable these new and existing competitors to offer similar products or services at reduced prices. Any of these or similar developments could harm our business and results of operations.

THE INTERNAL REVENUE SERVICE MAY DETERMINE THAT THE SPIN-OFF DOES NOT QUALIFY AS A TAX-FREE DISTRIBUTION AND THUS TREAT THE SPIN-OFF AS TAXABLE TO CERIDIAN AND ITS STOCKHOLDERS, WHICH COULD SUBJECT CERIDIAN AND ITS STOCKHOLDERS TO A MATERIAL AMOUNT OF TAXES.

Ceridian's predecessor received a favorable letter ruling from the Internal Revenue Service to the effect that, for United States federal income tax purposes, the spin-off generally will be tax-free to Ceridian's predecessor and its stockholders. Even though Ceridian's predecessor received a favorable letter ruling from the IRS, it is possible that Ceridian's predecessor and its stockholders


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 could be subject to a material amount of taxes as a result of the spin-off if the representations and undertaking of Ceridian's predecessor and Ceridian made to the IRS in connection to obtaining the letter ruling are determined to be inaccurate. For a description of material United States federal income tax consequences to Ceridian's predecessor's stockholders of the spin-off, we refer you to our Information Statement, which is an exhibit to our Registration Statement on Form 10, as amended, under the heading "The Spin-Off--Material U.S. Federal Income Tax Consequences of the Spin-Off."

IF THE CORPORATE RESTRUCTURING TRANSACTIONS AND SPIN-OFF WERE NOT LEGAL DIVIDENDS, THEY COULD BE HELD INVALID BY A COURT AND HARM OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The corporate restructuring transactions and the spin-off were subject to Delaware corporate law. There can be no assurance that a court will not later determine that the spin-off and one or more of the corporate restructuring transactions were invalid under Delaware law and reverse the transaction. The resulting complications, costs and expenses could harm our financial condition and results of operations.

WE WILL BE SUBJECT TO RISKS RELATED TO OUR INTERNATIONAL OPERATIONS, WHICH MAY HARM OUR OPERATING RESULTS.

We have international operations in Canada and the United Kingdom, which in 2001 provided about 20 percent of the revenue from our HRS division and subsidiaries. Our Centrefile Limited subsidiary provides payroll processing services and human resource information systems software in the United Kingdom. Our Canadian operations handle and hold payroll as well as tax filing funds for our Canadian customers. Comdata also operates in Canada and is considering expanding into Mexico. Apart from the risks described in this section of the report, international operations are subject to various additional risks which could adversely affect those operations or our business as a whole, including:

         o costs of customizing products and services for foreign customers

         o        difficulties in managing and staffing international operations

         o reduced protection for intellectual property rights in some countries

         o        longer sales and payment cycles

         o        the burdens of complying with a wide variety of foreign law

         o        exposure to local economic conditions

         o        unfavorable currency exchange rates

WE EXPECT TO CONTINUE TO IMPLEMENT OUR PLANS TO IMPROVE THE PERFORMANCE OF OUR U.S. PAYROLL BUSINESS, AND WE CANNOT ASSURE YOU THAT OUR EFFORTS AND THE AMOUNT WE INVEST IN THESE PLANS WILL IMPROVE THE FINANCIAL PERFORMANCE OF OUR U.S. PAYROLL BUSINESS.

We have ongoing and continued initiatives to invest in and improve the performance of our U.S. payroll business. These initiatives include:



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         o        transitioning small business customers to Powerpay, our
                  Internet payroll product

         o        improving our customer service model

         o        improving customer retention

         o        continuing product enhancements

         o investing in our Six Sigma program, an effort that focuses on helping organizations produce products and services better, faster and cheaper

         o consolidating and improving efficiencies at our payroll processing centers

         o        increasing the investment in our sales efforts

We cannot assure you that our efforts and the amount we invest in this process will improve the financial performance of our U.S. payroll business, and if so, by how much. If these initiatives are less successful than planned, or the level of investment needs to be increased, our business could be harmed.

WE ARE CONTINUING TO INTEGRATE SOME OF OUR HRS BUSINESSES UNDER ONE MANAGEMENT STRUCTURE. DIFFICULTIES OR PROBLEMS WE MAY EXPERIENCE IN THIS INTEGRATION PROCESS MAY HARM OUR BUSINESS AND OPERATING RESULTS.

Certain of our HRS businesses currently provide:

         o payroll processing services and software, tax filing services, human resource management systems software and other similar services and products

         o services designed to help organizations address workplace effectiveness issues and improve employee recruitment, retention and productivity and reduce absenteeism

         o employee health and welfare benefits administration and qualified plan administration services

We are continuing to integrate all of these businesses under one management structure in a combined business within our HRS segment. Difficulties or problems we may experience in this integration process may harm our business and operating results.

GOVERNMENT REGULATION CHANGES ON TIMING OR AMOUNT OF REMITTANCES AND CHANGES IN INTEREST RATES MAY REDUCE OUR INVESTMENT INCOME FROM CUSTOMER DEPOSITS.

Our payroll and tax filing business in the United States and Canada has historically derived significant revenue and earnings from the investment of customer deposits, and this revenue and earnings are an integral part of our payroll and tax filing business. Changes in governmental regulations on the timing and amount of remittances may reduce the period of time we are allowed to hold these remittances, as well as the amount of such remittances, and may decrease our revenue and earnings from this source. If governmental regulations change in this fashion, we would likely seek to require customers who permit us to retain earnings on their deposits to pay us additional fees in lieu of this lost investment income.


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 In addition, changes in interest rates will affect our revenue and earnings from this source. The average yield on our investment of customer deposits was
5.5 percent in 2001. Interest rate changes are difficult to predict and could be significant. We expect to continue to lessen the impact of interest rate decreases by the use of derivative securities such as interest rate contract transactions. There can be no assurance that we will be able to use derivative securities such as collars and swaps or obtain them on favorable terms, or to what extent any decrease in investment income would be offset by the use of these derivative securities. If we were unable to secure derivative securities on favorable terms and interest rates decrease, our financial results would be harmed.

OUR ABILITY TO IMPROVE OPERATING MARGINS IN OUR HRS BUSINESS WILL DEPEND ON THE DEGREE TO WHICH AND THE SPEED WITH WHICH WE WILL BE ABLE TO INCREASE OPERATIONAL EFFICIENCIES AND REDUCE OPERATING COSTS.

Our ability to improve profit margins in our HRS business will depend on factors that include the degree to which and the speed with which we will be able to increase operational efficiencies and reduce operating costs. Delays or difficulties in implementing and consolidating process improvements, such as those designed to reduce printing, telecommunication and customer service costs, or quickly and effectively installing new customers or new products and services, and in consolidating various functions, including administrative functions, eliminating duplicate operations and consolidating facilities could adversely affect the timing or effectiveness of cost reduction and margin improvement efforts.

THE FAILURE OF OUR BENEFIT SERVICES SUBSIDIARY TO COMPLY WITH APPLICABLE LAWS RELATING TO EMPLOYEE BENEFITS ADMINISTRATION COULD RESULT IN SUBSTANTIAL TAXES, PENALTIES AND LIABILITIES THAT COULD HARM OUR BUSINESS.

As a result of the benefits services our benefit services subsidiary provides, it may be subject to potential legal liability as a provider of portability compliance services. As a provider of COBRA (Consolidated Omnibus Budget Reconciliation Act) compliance services, our benefit services subsidiary is subject to excise taxes for noncompliance with provisions of COBRA. In addition to the excise tax liability that may be imposed on our benefit services subsidiary, substantial excise taxes may be imposed under COBRA on our customers. In addition, as a provider of HIPAA (Health Insurance Portability and Accountability Act of 1996) compliance and administration services, our benefit services subsidiary is subject to ERISA (Employee Retirement Income Security Act of 1974) penalties for noncompliance with various provisions of HIPAA.

Under various service agreements with its customers, our benefit services subsidiary assumes financial responsibility for the payment of the taxes and/or penalties assessed against its customers if a court of competent jurisdiction in a final nonappealable decision determines that our benefit services subsidiary failed to comply with COBRA, failed to comply with HIPAA or liabilities were incurred by its customers arising out of the failure


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of our benefit services subsidiary to fulfill the obligations under its agreements with its customers, unless these taxes, penalties or liabilities are attributable to the customer's failure to comply with COBRA or HIPAA or with the terms of the agreement the customer has with our benefit services subsidiary. These taxes, penalties and liabilities could, in some cases, be substantial and could harm our business and operating results. Additionally, the failure of our benefit services subsidiary to comply with applicable provisions of COBRA or HIPAA or to fulfill its obligations under its customer agreements could harm its reputation, its relationship with its customers and its ability to gain new customers.

THE FAILURE OF OUR HRS BUSINESS TO COMPLY WITH APPLICABLE LAWS RELATING TO PAYROLL TAX AND RETIREMENT PLAN ADMINISTRATION COULD RESULT IN SUBSTANTIAL TAXES, PENALTIES AND LIABILITIES THAT COULD HARM OUR BUSINESS.

Our HRS customers transfer to our HRS division or its subsidiaries contributed employer and employee tax funds and employer and employee contributions to qualified retirement plans. Our HRS division or its subsidiaries process the data received from its customers and remit the funds along with a tax return to the appropriate taxing authorities when due. Retirement plan assets are remitted to investment vehicles selected by the plan administrator or plan sponsor. Tracking, processing and paying these tax liabilities and administering retirement plans is complex. Mistakes may occur in connection with this service. Our HRS division or its subsidiaries and its customers are subject to large cash penalties imposed by tax authorities for late filings or underpayment of taxes or required plan contributions. Under service agreements with its customers, our HRS division or its subsidiaries assume financial responsibility for the payment of the penalties assessed against its customers arising out of the failure of our HRS division or its subsidiaries to fulfill its obligations under its agreements with these customers, unless these penalties are attributable to the customer's failure to comply with the terms of the agreement the customer has with our HRS division or its subsidiaries. These penalties could, in some cases, be substantial and could harm its business and operating results. Additionally, the failure of our HRS division or its subsidiaries to fulfill its obligations under its customer agreements could harm our reputation, its relationship with our customers and its ability to gain new customers.

OUR HRS BUSINESS IS SEASONAL WHICH MAY CAUSE OUR OPERATING RESULTS TO FLUCTUATE SIGNIFICANTLY.

Our HRS business is seasonal with generally higher revenues during the first quarter as a result of higher payroll funds being processed due to year-end bonuses being paid and additional year-end services required, such as the preparation and distribution of W-2s, and during the fourth quarter as result of special reporting requirements. We expect this trend to continue, which could cause our quarterly operating results to fluctuate significantly.


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THE BUSINESS AND RESULTS OF OPERATIONS OF OUR COMDATA SUBSIDIARY ARE HEAVILY
DEPENDENT ON SEVERAL OF ITS VENDORS AND SUPPLIERS, THE LOSS OF WHOM COULD ADVERSELY AFFECT OUR CONSOLIDATED RESULTS OF OPERATIONS.

Comdata's business is dependent on several significant vendors and suppliers, the loss of whom could adversely affect not only Comdata's results of operations but our consolidated results of operations as well. For example, Comdata's current business relies upon its relationships with third party suppliers, such as MasterCard, to effect and support transactions, including access to the Cirrus ATM network and the Maestro point-of-sale debit network. The ability of Comdata to continue to provide some of its services in the manner in which it currently delivers them may be affected by actions taken by MasterCard or other similar card associations. Any adverse change in Comdata's relationship with these vendors could likely adversely affect Comdata's business and results of operations and could harm our consolidated results of operations as well.







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